Exhibit 99.11

Annex 3.3 (k): Transactions subject to approval by the Board
Board approval
Required
in excess of USD
A.	LEGAL AND FINANCIAL STRUCTURE AND ACQUISITIONS/DIVESTITURES:
1	Creating/closing/merging companies or branch offices	NR*
2	Acquisition/divestitures of companies (100% stock purchase), products and intangible assets including patents and trademarks including financing and choice of acquisition vehicle	5,000,000
B.	INTANGIBLE ASSETS:
1	Transfer of intangible assets - Within Alcon Group	NR
2	New Royalty and Technical Assistance Fees agreements - Within Alcon Group	NR
3	Changes to Royalty and Technical Assistance Fees agreements - Within Alcon Group	NR
C.	EQUITY TRANSACTIONS:
1	Purchase and redemption of equity securities of the Company	R
2	Issuance of equity securities of the Company under a. Approved compensation plan b. Other	NR R
3	Increase/decrease Capital of subsidiaries	NR*
4	Dividends to Alcon Inc. shareholders	R
5	Dividends from subsidiaries to Alcon Inc. if less than 97% of available profit	NR*
D.	EXTERNAL FINANCING TRANSACTIONS: (limits apply per transaction and to the cumulative amount done between Board meetings)
1	USD or Foreign Equivalent Loans - less than 1 year	500'000'000
2	USD or Foreign Equivalent Loans - longer than 1 year	50'000'000
3	Rollover of Nestle guaranteed CP programme (aggregate limit)	2'000'000'000
4	Public and Private Debt Securities	R
5	Foreign Exchange Cover- less than 1 year	NR
6	Foreign Exchange Cover- longer than 1 year	20'000'000
7	Guarantees/Letters of awareness or comfort	NR
8	Interest rate derivatives - less than 1 year	NR
9	Interest rate derivatives - longer than 1 year	50'000'000
10	Investments (Purchase or Sale) - less than 1 year	NR
11	Investments (Purchase or Sale) - longer than 1 year	20'000'000
E.	AFFILIATE TRANSACTIONS INCLUDING SPECIAL PROVISIONS:
1	All - Nestle Affiliates (with documentation of arms-length conditions)	NR
2	All - Alcon Affiliates	NR
F.	CAPITAL EXPENDITURES:
1	Approved in Capital Budget, incl. Budgeted Unforeseen	NR
2	Additional credits not included in budget (credits below these limits are to be accommodated within unforeseen) Production: IT/Others:	2'000'000 1'000'000
G.	PURCHASING TRANSACTION(S) AND EXPENSE(S) (INCLUDING EXECUTING/TERMINATING
CONTRACTS, POLITICAL AND CHARITABLE DONATIONS):
1	Approved in Operating Plan	NR
2	Exceeding approved Operating Plan as long as budgeted EBITA remains at or above plan	10'000'000
H.	SALES TERMS, CREDIT MEMOS, REBATES AND RECEIVABLES
	(INCLUDING EXECUTING/TERMINATING CONTRACTS):	NR
I.	TAX:
1	Income Tax Settlements:
	a. Within limits of accounting provisions	NR
	b. Not within limits of accounting provisions	R
J.	RISK MANAGEMENT:
1	Insurance Contracts: Change of risk covers
	a. Within limits of operating plan	NR
	b. Not within limits of operating plan	R
2	Insurance Contracts: No change of risk covers	NR
3	Self-insured Settlements	20'000'000
K.	OTHER GRANTS:
1	Milestone, fixed or minimum payments related to licensing and R&D evaluation agreements in their entirety (covers entire agreements, even if they span several years and include multiple payments).	10'000'000
2	Payments to comply with approved contracts and government regulations (including but not limited to royalties, interest, insurance premiums, leases, customs duties, taxes)	NR
3	Disposition of Tangible Assets (Greater of NBV or Market Value) Excluding Sales in the Ordinary Course of business	10'000'000
4	Institution and Settlement of Legal Proceedings	25'000'000

	Grant of Authority is applicable to the following legal entities/market organizations/Business Units and/or functions:	ALL
L.	Important Inter-company Financial Transactions	NR Board to be informed

R- Board approval required NR=Board approval not required. The Board must be kept Informed on all material transactions.

* Grant delegated by Board to a Director who will determine which issues will be brought before the board.

It is understood that the above transaction limits are per complete business transaction and that such transaction cannot be split into parts in order to circumvent the limits.